Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT IN RELATION TO THE DISCLOSURE OF RELEVANT

REPRESENTATION ON THE 2023 CORPORATE DAY

China Life Insurance Company Limited (the “Company”) will host the 2023 Corporate Day on 31 October 2023 and make presentations on the Company’s achievements in 20 years of public listing and future prospects, senior-care ecosystem planning and its sales system reforms.

For details of the above-mentioned presentations, please refer to the attachments to this announcement as disclosed by the Company on the HKExnews website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on the same day.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 30 October 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie